FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated December 21, 2007 announcing that Registrant has been chosen by Mexico’s Grupo Elektra to provide a 1,964-site broadband satellite network.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated December 23, 2007

Gilat chosen by Mexico’s Grupo Elektra to provide a 1,964-site broadband satellite network

– SkyEdge VSATs being deployed at Elektra retail stores throughout Latin America –

Petah Tikva, Israel, December 21, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it has been selected by Mexico’s Grupo Elektra to provide a SkyEdge satellite hub station and 1,964 VSATs for use in several Latin American countries including Mexico, Guatemala, Honduras, Peru, El Salvador, Panama and Argentina. Grupo Elektra is one of Latin America’s leading specialty retailers and financial service companies. This agreement represents an expansion of Gilat’s business relationship with Grupo Elektra, which began more than a decade ago with the deployment of Gilat’s SkyStar Advantage VSAT network and later with a SkyBlaster 360e network.

The network, based on Gilat’s SkyEdge IP VSATs, will enable cost-effective and reliable broadband communications for point-of-sale data management, fast credit card processing, software downloads, high-speed Internet access, corporate communications and terrestrial backup connectivity. SkyEdge is customized for highly efficient transaction communications, such as those required by credit card applications.

Jose Aronovich, Gilat Network Systems’ regional vice president, Latin America, said, “We are proud of our long and successful relationship with Grupo Elektra and having been chosen again to provide a VSAT solution to meet their growing networking requirements. With our well-established local presence, we are able to provide the dedicated customer support that enterprise customers such as Grupo Elektra demand from their technology partners.”

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, transaction-oriented applications, broadband data and video over a unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Grupo Elektra

Grupo Elektra, S.A. de C.V. is one of Latin America’s leading specialty retailers and financial services companies. It operates more than 1,900 stores in seven countries. For more information, please visit www.grupoelektra.com.mx.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ and SkyEdge II Product Family which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly
Phone: +972-3-925-2406
Email: Kimk@gilat.com

Investor Relations Contact:
Ayelet Shaked - Gilat
Phone: +972-3-925-2598
Email: ayelets@gilat.com

Rachel Levine
The Global Consulting Group (GCG)
Tel: +1 646-284-9439
rlevine@hfgcg.com